

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

<u>Via E-mail</u>
Evgeny V. Mikhel
Chief Executive Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993
Russian Federation

> **Re: Mechel OAO**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed May 10, 2012**
> **File No. 1-32328**

Dear Mr. Mikhel:

    We refer you to our comment letters dated November 27, 2012 and January 10, 2013, regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance